Trond Westlie to step down as VEON Group CFO Amsterdam, 28 June 2019 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON) announces that Group Chief Financial Officer, Trond Westlie, will step down at the end of September. Trond joined VEON in 2017 and has since professionalised the company's finance function, embedding a strong performance management culture across the Group. During his tenure, VEON has delivered strong, reliable quarter on quarter performance and consistent financial delivery. VEON also completed, during this period, the transformational sale of VEON's asset in Italy, the successful launch of a tender offer for Global Telecom Holding S.A.E. (GTH) shares and the settlement of GTH tax liabilities. Ursula Burns, VEON’s Chairman and CEO, said: “Trond has served the company well and has played a major role in professionalising our finance function, while maintaining robust internal controls and a first-class approach to risk management. On behalf of the Board and Group Executive Committee, I thank him for his contribution in strengthening the financial foundations of our business." Trond Westlie, VEON’s CFO, commented: “I have enjoyed my time at VEON and feel proud of what we have accomplished together. I now feel it is the right time for me to step aside, confident that the strong performance management culture we have built will continue to deliver consistent results long after I depart at the end of Q3.” A worldwide search is underway for a replacement CFO. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. For more information visit: http://www.veon.com Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014.

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